UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3/A

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended September 30, 2001

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas J. Kloc Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 -1766 (301) 665-2711

The exhibits attached are being submitted to complete the U9C3 filing for the period ended September 30, 2001.
ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Note :   As noted in the U9C3 filing for the quarter ended June 30, 2001, upon the acquisition of Allegheny Energy Global Markets, LLC (Global Markets), it was the intent of Allegheny Energy, Inc. (Allegheny Energy) and Allegheny Energy Supply Company, LLC, (Supply) that (1) all trading activity effected by Supply directly or by Global Markets as agent for Supply from the closing of the acquisition ("Post-Closing Trades") be done for the account of Supply and recorded solely on the financial records of Supply (and not Global Markets), (2) the closing acquired trades be acquired for the account of Supply and be recorded solely on the financial records of Supply (and not Global Markets), and (3) the novated trades be purchased by Supply from Global Markets on the date of novation for the net fair market value (positive or negative) of such trades as of such date. However, due to an accounting error prior to the filing of the U-9C-3 form on November 29, 2001, certain accounting entries did not conform to the parties intentions. In order that the accounting entries conform to the above, Allegheny Energy revised the stand-alone financial statements of Global Markets and Supply. The adjustments did not alter the consolidated financial results of Supply.

Allegheny Energy Supply Company, LLC Consolidating Statement of Operations for the Nine Months Ended September 30, 2001

Allegheny Energy Supply Company, LLC Consolidating Balance Sheet at September 30, 2001

Signature

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/s/ THOMAS J. KLOC

Thomas J. Kloc
Vice President and Controller
(Chief Accounting Officer)

March 28, 2002

Allegheny Energy Supply Company, LLC Consolidated Statement of Operations
	Allegheny Energy Supply Company, LLC Excluding Allegheny Energy Global Markets	Allegheny Energy Global Markets	Allegheny Energy Supply Company, LLC Consolidated
	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2001*	Nine Months Ended September 30, 2001
(Thousand of Dollars)

Operating Revenues:
Retail	$ 113,238		$ 113,238
Wholesale	6,063,515	$ 50,865	6,114,380
Affiliated	845,362		845,362
Total Operating Revenues	7,022,115	50,865	7,072,980

Cost of Sales:
Fuel for electric generation	338,943		338,943
Purchased energy and transmission	5,047,712	874,381	5,922,093
Cost of Sales	5,386,655	874,381	6,261,036

Net Revenues	1,635,460	(823,516)	811,944

Other Operating Expenses:
Selling, general and administrative	50,787	53,970	104,757
Other operation	44,136		44,136
Maintenance	98,622		98,622
Depreciation and amortization	65,492	15,245	80,737
Taxes other than income taxes	49,666	1,015	50,681
Total Operating Expenses	308,703	70,230	378,933

Operating Income	1,326,757	(893,746)	433,011

Other Income and Expenses	3,992	946	4,938

Interest Charges:
Interest charges	75,330	3,263	78,593
Interest capitalized	(4,545)		(4,545)
Total Interest Charges	70,785	3,263	74,048

Consolidated Income Before Income Taxes,
Minority Interest, and Cumulative
Effect of Accounting Change	1,259,964	(896,063)	363,901

Federal and State Income Taxes	527,223	(398,179)	129,044

Minority Interest	3,646		3,646
Consolidated Income Before Cumulative Effect of Accounting Change	729,095	(497,884)	231,211

Cumulative Effect of Accounting Change, Net	31,147		31,147
Consolidated Net Income	$ 697,948	$(497,884)	$ 200,064

*In Holding Company Act Release No. 27486 (December 31, 2001), the Commission, among other things, authorized Allegheny Energy, Inc. to merge Allegheny Energy Global Markets into Allegheny Energy Supply, LLC, making it a division thereof. Effective January 1, 2002, Allegheny Energy Global Markets and Allegheny Energy Supply, LLC will report on a consolidated basis.

Allegheny Energy Supply Company, LLC Balance Sheet
	Allegheny Energy Supply Company, LLC Excluding Allegheny Energy Global Markets	Allegheny Energy Global Markets	Allegheny Energy Supply Company, LLC Consolidated
	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2001*	Nine Months Ended September 30, 2001
(Thousands of Dollars)

Property, plant and equipment:
At Original Cost	$ 5,267,334	$ 12,882	$ 5,280,216
Accumulated Depreciation	(1,925,731)	(789)	(1,926,520)
Total Property, plant and equipment	3,341,603	12,093	3,353,696

Investments and other assets:
Goodwill		373,958	373,958
Other assets	250	1,420	1,670
Total Investments and Other Assets	250	375,378	375,628

Current assets:
Cash and temporary cash investments	8,782	27	8,809
Accounts receivable:
Electric Service	186,928	20	186,948
Other	(59,352)	84,185	24,833
Allowance for uncollectible accounts	(2,874)		(2,874)
Accounts receivable-affiliated	98,541		98,541
Accounts payable-affiliated	(43,118)	(29,875)	(72,993)
Material and supplies:
Operating and construction	52,479		52,479
Fuel	27,571		27,571
Deposits	68,035		68,035
Prepaid taxes	22,264	131,770	154,034
Commodity Contracts	1,698,927		1,698,927
Other	4,959	67	5,026
Total Current Assets	2,063,142	186,194	2,249,336

Deferred charges:
Unamortized loss on reacquired debt	6,118		6,118
Regulatory assets	7,132		7,132
Other	28,222	4,535	32,757
Total Deferred Charges	41,472	4,535	46,007

TOTAL ASSETS	$ 5,446,467	$ 578,200	$ 6,024,667

Allegheny Energy Supply Company, LLC Balance Sheet (continued)
	Allegheny Energy Supply Company, LLC Excluding Allegheny Energy Global Markets	Allegheny Energy Global Markets	Allegheny Energy Supply Company, LLC Consolidated
	Nine Months Ended September 30, 2001	Nine Months Ended September 30, 2001*	Nine Months Ended September 30, 2001

LIABILITIES AND MEMBER'S EQUITY

Capitalization:
Common stock	$ 572,840	$ 732,952	$1,305,792
Retained earnings	712,540	(497,884)	214,656
Subtotal	1,285,380	235,068	1,520,448

Long-term debt	892,714		892,714

Minority interest	30,912		30,912

Current Liabilities:
Long-term debt due within one year	83,507		83,507
Notes payable to parent and affiliates	452,550		452,550
Short-term debt	678,352	235,150	913,502
Accounts payable, other	281,368	33,642	315,010
Deferred income taxes	14,369	200,443	214,812
Taxes accrued:
Federal and state income	473,872	(441,505)	32,367
Other	25,628	814	26,442
Interest accrued	12,407		12,407
Payroll accrued	32,805		32,805
Commodity contracts	688,049	281,471	969,520
Customer deposits	17,250		17,250
Other	(19,398)	33,117	13,719
	2,740,759	343,132	3,083,891

Deferred Credits and Other Liabilities:
Unamortized investment credit	64,622		64,622
Deferred income taxes	397,052		397,052
Regulatory liabilities	23,626		23,626
Other	11,402		11,402
Total Deferred Credits and Other Liabilities	496,702		496,702

Total Capitalization and Liabilities	$ 5,446,467	$ 578,200	$ 6,024,667

*In Holding Company Act Release No. 27486 (December 31, 2001), the Commission, among other things, authorized Allegheny Energy, Inc. to merge Allegheny Energy Global Markets into Allegheny Energy Supply, LLC, making it a division thereof. Effective January 1, 2002, Allegheny Energy Global Markets and Allegheny Energy Supply, LLC will report on a consolidated basis.